July 7, 2025

Martin Saenz
Owner
Bequest Bonds I, Inc
1255 N Gulfstream Ave #101
Sarasota, FL 34236

        Re: Bequest Bonds I, Inc
            Post-Qualification Amendment No. 5 to
            Offering Statement on Form 1-A
            Filed June 30, 2025
            File No. 024-12498
Dear Martin Saenz:

       We have reviewed your amendment and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-Qualification No. 5 to Form 1-A
Selected Historical Consolidated Financial Data, page 5

1. Please update this section to include the historical data for the same period covered by the financial statements.
General

2. As previously stated, following qualification of the Form 1-A offering statement, Rule
       257 of Regulation A requires you to file periodic and current reports, including a
       Form 1-K which was due within 120 calendar days after the end of the fiscal year covered by the report. Please file this report for fiscal year ended December 31, 2024.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 July 7, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Catherine De Lorenzo at 202-551-3772 or Pam Howell at 202-551-
3357 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Brian T. Gallagher, Esq.